Exhibit 2.1

EXECUTION VERSION

FIFTH AMENDMENT TO AGREEMENT AND PLAN OF AMALGAMATION

This Fifth Amendment to the Agreement and Plan of Amalgamation, is made and entered into as of July 15, 2015 (this “Amendment”), by and between AXIS Capital Holdings Limited, a Bermuda exempted company (“Axis”) and PartnerRe Ltd., a Bermuda exempted company (“PRE” and, together with Axis, the “parties”).

W I T N E S S E T H:

WHEREAS, the parties to this Amendment are parties to that certain Agreement and Plan of Amalgamation, dated as of January 25, 2015, as subsequently amended on February 17, 2015, March 10, 2015, March 31, 2015 and May 3, 2015 (as amended, the “Amalgamation Agreement”);

WHEREAS, the parties to this Amendment may amend the Amalgamation Agreement in accordance with Section 7.3 of the Amalgamation Agreement;

WHEREAS, the parties desire to amend certain other provisions of the Amalgamation Agreement; and

WHEREAS, the board of directors of each of PRE and Axis has unanimously (i) determined that the Amalgamation is advisable and fair to, and in the best interests of, PRE and Axis, respectively; and (ii) approved and adopted this Amendment, the Amalgamation Agreement (as amended by this Agreement), the statutory amalgamation agreement and the Transactions;

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained taken as a whole, the parties hereto agree as follows:

Section 1. Defined Terms. Capitalized terms used, but not defined herein, shall have the meanings specified in the Amalgamation Agreement.

Section 2. Amendments to the Amalgamation Agreement.

(a) Section 5.1(b) of the Amalgamation Agreement is hereby amended by being replaced in its entirety by the following:

“(b) Declare or pay, or propose to declare or pay, any dividends on or make other distributions in respect of any of its share capital, whether in cash, shares or property or any combination thereof, except for: (i) dividends paid by a direct or indirect wholly owned Subsidiary to it or its other wholly owned Subsidiaries and (ii) ordinary course quarterly cash dividends on PRE Common Shares and PRE Preferred Shares or Axis Common Shares and Axis Preferred Shares, as applicable, with record and payment dates consistent with past practice, provided, that, in the case of this clause (ii), (A) the quarterly cash dividends payable in respect of PRE Common Shares shall be permitted to increase to an amount not to exceed $0.70 per share per quarter, (B) the quarterly cash dividends payable with respect of the Axis Common

Shares shall not be increased above $0.29 per share and (C) each of PRE and Axis shall be entitled to pay immediately prior to the Effective Time on PRE Common Shares and Axis Common Shares, respectively, for the quarter in which the Closing Date occurs a pro rata dividend for the period from the first day of such quarter until the day immediately preceding the Closing Date. Notwithstanding the foregoing or any other provisions of this Agreement to the contrary, PRE may declare and pay, and PRE agrees to declare and pay, a one-time extraordinary cash dividend to holders of record (collectively, the “Relevant Record Holders”) of PRE Common Shares immediately prior to the Effective Time (the “Conditional Dividend Record Date”) in the amount of $17.50 per PRE Common Share held by each such holder on the Conditional Dividend Record Date, which dividend (the “Conditional Extraordinary Dividend”) shall be declared prior to the PRE Shareholder Meeting, but shall only become payable, and such payment shall be conditioned, upon the occurrence of the Effective Time. PRE shall be permitted to incur indebtedness in an amount not to exceed $300 million for the purposes of paying a portion of the Conditional Extraordinary Dividend; provided, that, PRE shall first offer Axis the opportunity to fund all or any part of such indebtedness on mutually agreed terms prior to PRE seeking any debt financing from third parties to fund any part of such indebtedness that Axis has elected not to provide. The parties hereto agree that on and after the Effective Time (i) each Relevant Record Holder shall be entitled to receive the Conditional Extraordinary Dividend in respect of each PRE Common Share held by each such holder on the Conditional Dividend Record Date, in addition to any PRE Consideration that such Relevant Record Holder shall be entitled to receive in respect of each such PRE Common Share under the Agreement pursuant to the Amalgamation, (ii) each PRE Other Share-Based Award that is outstanding on the Conditional Dividend Record Date shall become entitled to receive the Conditional Extraordinary Dividend in respect of each PRE Common Share subject to such PRE Other Share-Based Award, subject to and in accordance with the terms of the applicable grant or award agreement (including, for the avoidance of doubt, that the number of Common Shares underlying each performance share unit award shall be determined as if the maximum performance were achieved), in addition to any PRE Consideration that such Relevant Record Holder shall be entitled to receive in respect of each such PRE Common Share under the Agreement pursuant to the Amalgamation, and (iii) the applicable exercise price or strike price of, and, if applicable, the number of shares underlying, each PRE Option and each PRE SAR shall be equitably adjusted, in accordance with the terms and conditions of the PRE Share Plans, to reflect the payment of the Conditional Extraordinary Dividend. For the sake of clarity, nothing in this paragraph and no action taken pursuant to this paragraph, shall give rise to any adjustment to the PRE Exchange Ratio or the Axis Exchange Ratio pursuant to Section 2.1(b) or (c), as the case may be;”

(b) A new Section 5.10 is added to the Agreement as follows:

“5.10 Exchange Offer.

(a) As soon as reasonably practicable following the Closing until the earlier of (i) the receipt by the Amalgamated Company of a Ruling (as defined below) and (ii) December 31, 2016 (the “Expiration Date”), the Amalgamated Company shall use its commercially reasonable efforts to take or cause to be taken all actions and prepare all documentation reasonably required to obtain a private letter ruling from the U.S. Internal Revenue Service (“IRS”) satisfactory to the Amalgamated Company to the effect that (i) the issuance of the Exchange Securities (as defined below) would not result in the Exchange Securities being treated as “fast-pay stock” within the meaning of U.S. Treasury Regulations Section 1.7701(l)-3(b); (ii) the issuance or ownership of the Exchange Securities would not be treated as a “listed transaction” (within the meaning of U.S. Treasury Regulations Section 1.6011-4(b)(2)) (a “Listed Transaction”); (iii) none of the Amalgamated Company or its shareholders will be treated as having “participated” (within the meaning of U.S. Treasury Regulations Section 1.6011-4(c)(3)) in a Listed Transaction as a result of the issuance or ownership of the Exchange Securities or (iv) the Amalgamated Company and its shareholders are otherwise deemed to have satisfied, or are not subject to, the U.S. federal income tax requirements applicable to disclosure of Listed Transactions to the extent related to the issuance or ownership of the Exchange Securities (any of (i)-(iv), a “Ruling”). In the event that the Amalgamated Company obtains a closing agreement from the IRS confirming any of the conclusions set forth in clauses (i)-(iv), such closing agreement shall be deemed to be a Ruling for this purposes of this Section 5.10. Nothing in this Section 5.10(a) shall be construed to prohibit the Amalgamated Company from withdrawing any request for a Ruling prior to the Expiration Date if the Amalgamated Company reasonably believes that the IRS will not grant the requested Ruling.

(b) If, and only if, the parties receive a Ruling prior to the Expiration Date the Amalgamated Company shall use its commercially reasonable efforts to commence an exchange offer to exchange newly issued preferred shares of the Amalgamated Company (“Exchange Securities”) for each series of preferred shares of the Amalgamated Company received by holders of PRE Preferred Shares at the Effective Time, with the Exchange Securities having identical terms in all material respects to the applicable series of Amalgamated Company preferred shares, except with respect to the terms described on Exhibit A hereto, and subject to the conditions therein (the “Exchange Offer”). The Amalgamated Company shall use its commercially reasonable efforts to complete the Exchange Offer promptly following the receipt by the Amalgamated Company of the Ruling. The Amalgamated Company shall keep the Exchange Offer open for a period of not less than the minimum period required under applicable federal and state securities laws to consummate the Exchange Offer; provided, that in no event shall such period be less than 20 Business Days after the date of notice of the Exchange Offer is mailed to holders of the applicable Amalgamated Company Preferred Shares.

(c) Section 6.2(g) of the Agreement is hereby deleted in its entirety and replaced by the clause “[Intentionally Omitted].”

(d) Section 6.3(g) of the Agreement is hereby deleted in its entirety and replaced by the clause “[Intentionally Omitted]”.

Section 3. Representations and Warranties. Each of PRE and Axis hereby represents and warrants to the other party as follows:

(a) Such party has all requisite corporate power and authority to enter into this Amendment and, subject to the adoption of the Amalgamation Agreement by the Requisite PRE Vote (in the case of PRE) or the Requisite Axis Vote (in the case of Axis), to carry out its obligations under the Amalgamation Agreement (as amended by this Amendment) and to consummate the transactions contemplated by the Amalgamation Agreement (as amended by this Amendment).

(b) The execution and delivery of this Amendment by such party and the consummation by such party of the transactions contemplated by the Amalgamation Agreement (as amended by this Amendment) have been duly authorized by all requisite corporate action on the part of the Company (other than obtaining the Requisite PRE Vote (in the case of PRE) or the Requisite Axis Vote (in the case of Axis)).

(c) This Amendment has been duly executed and delivered by such party and, assuming the due authorization, execution and delivery of this Amendment by the other party, constitutes the valid and binding obligation of such party, enforceable against such party in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization or moratorium laws or other similar Laws, now or hereafter in effect, affecting creditors’ rights generally, and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

Section 4. General Provisions.

(a) Effectiveness. This Amendment shall be effective as of the date set forth in the preamble to this Amendment.

(b) Counterparts. This Amendment may be executed in one or more counterparts, and by the different parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Amendment by facsimile or electronic-mail shall be as effective as delivery of a manually executed counterpart of any such Agreement.

(c) Governing Law; Disputes. Sections 8.8 and 8.9 of the Amalgamation Agreement shall apply to this Amendment mutatis mutandis.

(d) Except as specifically amended by this Amendment, all provisions of the Amalgamation Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, each of the parties has caused this Amendment to be executed on the date first written above.

AXIS CAPITAL HOLDINGS LIMITED

By:	/s/ Albert A. Benchimol
Name:	Albert A. Benchimol
Title:	Chief Executive Officer and President

PARTNERRE LTD.

By:	/s/ David Zwiener
Name:	David Zwiener
Title:	Interim CEO

[Signature Page to Fifth Amendment to Agreement and Plan of Amalgamation]

EXHIBIT A

Preferred Shares

Exchange Offer Term Sheet

The following is a summary of the principal terms of the proposed Exchange Offer. Capitalized terms used and not defined herein have the meanings ascribed to such terms in the Amalgamation Agreement.

Exchange Offer:

1.      Each share of the Amalgamated Company’s 6.50% Series D Cumulative Preferred Shares, $1.00 par value (“Series D Preferred”), shall be exchangeable for one share of the Amalgamated Company’s 7.50% Series D-1 Cumulative Preferred Shares, $1.00 par value (“Series D-1 Preferred”);

2.      Each share of the Amalgamated Company’s 7.25% Series E Cumulative Preferred Shares, $1.00 par value (“Series E Preferred”), shall be exchangeable for one share of the Amalgamated Company’s 8.25% Series E-1 Cumulative Preferred Shares, $1.00 par value (“Series E-1 Preferred”); and

3.      Each share of the Amalgamated Company’s 5.875% Series F Non-Cumulative Preferred Shares, $1.00 par value (“Series F Preferred”), shall be exchangeable for one share of the Amalgamated Company’s 6.875% Series F-1 Non-Cumulative Preferred Shares, $1.00 par value (“Series F-1 Preferred” and, together with the Series D-1 Preferred and Series E-1 Preferred, the “New Amalgamated Company Preferred Shares”), (Series D Preferred, Series E Preferred and Series F Preferred the “Amalgamated Company Preferred Shares”).

Summary of the Material Terms of the Amalgamated Company’s Preferred Shares:

The terms of each respective series of the New Amalgamated Company Preferred Shares will be provided in certificates of designation reasonably satisfactory to the Amalgamated Company, and which will be substantially identical to the existing certificates of designation for each applicable series of Amalgamated Company Preferred Shares, but for the following changes:

1.      Dividend Rate: 100 basis points greater than current per annum dividend rate of the applicable series of Amalgamated Company Preferred Shares. As a result, each series of the New Amalgamated Company Preferred Shares shall have the following dividend rates:

a.      7.50% of the liquidation preference per annum with respect to the Series D-1 Preferred

b.      8.25% of the liquidation preference per annum with respect to the Series E-1 Preferred

c.      6.875% of the liquidation preference per annum with respect to the Series F-1 Preferred

2.      Redemption: Not redeemable by the Amalgamated Company prior to the later of (a) the fifth anniversary of the date of issuance and (b) January 1, 2021, except (i) with respect to the Series E-1 Preferred or Series F-1 Preferred (as applicable), if a “Change in Tax Law” (as defined in the certificates of designation for the Series E Preferred and Series F Preferred, as applicable) occurs, subject to the terms set forth in such certificates of designation; or (ii) with respect to the Series F-1 Preferred, if a “Capital Disqualification Event” occurs (as defined in the certificate of designation for the Series F Preferred), subject to the terms set forth in such certificate of designation.

Listing and Registration:	Each series of the New Amalgamated Company Preferred Shares to be registered with the SEC, listed for public trading, and otherwise issued in accordance with all applicable laws.

Conditions to the Exchange Offer:	The making, and acceptance, of the Exchange Offer shall be subject to compliance by the Amalgamated Company and exchanging holders with applicable laws.

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